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                            September 23, 2021

       Xiang Li
       Acting Chief Financial Officer
       36Kr Holdings Inc.
       5-6/F, Tower A1, Junhao Central Park Plaza
       No. 10 South Chaoyang Park Avenue
       Chaoyang District, Beijing, People   s Republic of China, 100026

                                                        Re: 36Kr Holdings Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2020
                                                            File No. 001-39117

       Dear Mr. Li:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2020

       Part 1
       Item 3. Key Information, page 2

   1.                                                   Please disclose
prominently in this section that you are not a Chinese operating company but a Cayman Islands
holding company with operations conducted by your subsidiaries and through contractual
arrangements with a variable interest entity (VIE) based in China and that this structure
involves unique risks to investors. Explain whether the VIE
                                                        structure is used to
replicate foreign investment in Chinese-based companies where
                                                        Chinese law prohibits
direct foreign investment in the operating companies, and disclose that investors may
never directly hold equity interests in the Chinese operating company.
                                                        Your disclosure should
acknowledge that Chinese regulatory authorities could disallow this structure, which
would likely result in a material change in your operations and/or value of your ADSs,
including that it could cause the value of such securities to significantly decline
or become worthless. Provide a cross-reference to your detailed
 Xiang Li
FirstName LastNameXiang   Li
36Kr Holdings Inc.
Comapany 23,
September Name36Kr
              2021 Holdings Inc.
September
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FirstName LastName
         discussion of risks facing the company and the offering as a result of this structure.
2. Please provide prominent disclosure about the legal and operational risks associated with
         being based in or having the majority of the company   s operations in
China and Hong
         Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of VIEs and data security or anti-monopoly concerns, has or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on an U.S. or other foreign exchange.
3. Please clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
4. Please disclose clearly that the company uses a structure that involves a VIE based in
         China and what that entails and provide early in the summary a diagram
of the company   s
         corporate structure, including who the equity ownership interests are of each entity.
         Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE
s operations and
         financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which
the company   s
         operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the
         VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
5. In your summary of risk factors, please disclose the risks that your corporate structure and
         being based in or having the majority of the company   s operations in
China poses to
         investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of
 Xiang Li
FirstName LastNameXiang   Li
36Kr Holdings Inc.
Comapany 23,
September Name36Kr
              2021 Holdings Inc.
September
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         your ADSs. Acknowledge any risks that any actions by the Chinese government to exert
         more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. Please disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors.
         State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the Cyberspace Administration of China (CAC), or any other entity that is required to approve of the
         VIE   s operations, and state affirmatively whether you have received all requisite
         permissions and whether any permissions have been denied.
7. Please provide a clear description of how cash is transferred through your organization.
         Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
8. It appears that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating financial information as to financial position, cash flows and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.
9. Please disclose that trading in your securities may be prohibited under the Holding
         Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.
3.D. Risk Factors, page 5

10. Please revise your risk factors to acknowledge that if the PRC government determines that
 Xiang Li
36Kr Holdings Inc.
September 23, 2021
Page 4
         the contractual arrangements constituting part of your VIE structure do not comply with
         PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
11.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
12. In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the
         CAC to date.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameXiang Li                                      Sincerely,
Comapany Name36Kr Holdings Inc.
                                                                Division of
Corporation Finance
September 23, 2021 Page 4                                       Office of Trade
& Services
FirstName LastName